Exhibit 99.1

B”H

June 13, 2019

Re: Position of the Management and Board of Directors of B Communications Ltd. concerning the “Searchlight” transaction

Dear Sir or Madam,

Further to the intensive work in the last few weeks to formulate settlement documents based on the Searchlight proposal, the updated documents have been presented to the Board.

As the Board already announced on May 14, 2019, the Board sees itself bound to act to protect the interests of all the Company’s stakeholders, including the Company’s debenture holders, with whom the Company has been in discussions and contact in the recent period.

The Company’s Management has set its first goal to create a high-quality solution for the restructure of the Company’s debt for the benefit of the debenture holders, while protecting their existing rights, in parallel to creating suitable value for the Company's shareholders. Accordingly, the Company’s Management and Board have been working very intensively, which has led to the presentation of an important business proposal for the benefit of all the parties.

The Searchlight transaction

As described in the Company’s earlier reports, the Searchlight deal, if completed, will facilitate the overall cash injection of NIS 640 million into the Company’s treasury, which is expected to stabilize and significantly improve the Company’s position. As a result, it will be possible to fully repay the debt to the holders of the Series B Debentures, to make an early repayment of NIS 614 million to the holders of the Series C Debentures, while stabilizing the Company’s operations for the future combined with providing value. As described in the Company’s earlier reports, this proposal also reflects an equity component, including carrying out a rights offering issuance for the benefit of the Company’s shareholders.

The possibility of strategic investors such as Searchlight and the Forer Family gaining control in the Company raises the hope of an improvement in the stability of the Company and the Group, and the ability to direct our operations in the future to allow our base asset, the Bezeq shares, to recover. The Board believes there is significant value in cooperating with sophisticated parties such as the Searchlight Fund and the Forer Family as controlling shareholders of the Bezeq Group – these entities and people combine proven experience, financial strength and a rich business background.

The detailed agreement that is brought for a vote includes, as usual, various representations by the Company, undertakings for exclusivity in the interim period, undertakings not to carry out material actions in the interim period (subject to legal requirements), etc. As part of the negotiations, several improvements have been achieved to the benefit of the Company and its holders, such as: we have very significantly reduced material adverse events (MAE) that would allow for cancellation of the agreement, have incorporated a section of reciprocal compensation in the event of breaches, and undertakings of financing and limited guarantees have been made by the purchasers. Similarly, the agreement includes a contractual undertaking to pledge Bezeq shares in favor of the debenture holders.

Having said that, the proposed transaction still includes non-negligible exposures, also because of the lack of regulatory certainty as to the amount of time required to complete the terms; there is legal exposure in the event the parties are unable to complete the registration of the lien in favor of the debenture holders (in the Company’s opinion, registration of the lien is doable and at least legally possible); there are challenging contingent terms (including retaining minimum liquidity until completion of the transaction); there is an absence of hard, absolute collateral on a scale sufficient to secure the commitments, and more. The level of commercial risk is however reduced because of the financial and commercial strength of the Searchlight Fund and the Forer Family, and the seriousness they have displayed throughout the process.

In these circumstances, the Board of Directors is of the opinion that:

1.	In business terms, the proposal is suitably balanced between the interests of the relevant parties and includes a commitment of a significant cash inflow both from the investors and the controlling shareholder while providing the possibility (even if limited in scope) for the public to participate;
2.	The transaction allows the Company to meet its agreed undertakings with its interested parties;
3.	From a legal and practical point of view, the proposal solves legal disputes that might overshadow and delay alternative solutions;
4.	The updated proposal is the result of long and complex negotiations, and as of today, there is no preferable alternative proposal.
5.	The Searchlight Fund has experience in the communications field and intends to provide strategic and not just financial value. The Fund has been in the process for some time and has proven its level of commitment and significant seriousness. Bringing in the controlling shareholder as stated is likely, in the right circumstances, to lead to the creation of value for the Company's existing shareholders.
6.	The transaction represents a solution for the ongoing issue of the Concentration Law.

Accordingly, the Board of Directors calls on all the parties involved to support approval of the proposal.

The Board of Directors thanks all the many parties involved in the negotiations on their openness, creativeness and initiative, and as the transaction needs to be approved by meetings of the Company’s debenture holders by the required majority.

The Board thanks the negotiating team, the trustee, holders’ representatives and their legal and commercial counsel who worked willingly and intensively to move the negotiations forward with a real commitment to the process and while providing material added value to the Company's Management and the negotiations process.

Yours sincerely,

Ami Barlev, CEO